Exhibit 99.1

FOR IMMEDIATE RELEASE

Uranium Royalty Announces Voting Results

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated August 18, 2021 to its short form base shelf prospectus dated June 16, 2021.

Vancouver, British Columbia – October 15, 2021 – Uranium Royalty Corp. (TSX-V: URC) (“URC” or the “Company”) is pleased to announce that at its annual general meeting held on October 14, 2021 (the “Meeting”), all nominees listed in its management information circular dated August 20, 2021 were elected as directors of the Company.

Each of the following five nominees proposed by management was elected as a director on a vote by show of hands. The proxies received by management with respect to the election of directors were as follows:

Director	Percentage of Votes For	Percentage of Votes Withheld
Amir Adnani	99.76%	0.24%
Scott Melbye	99.87%	0.13%
Vina Patel	93.38%	6.62%
Neil Gregson	99.90%	0.10%
John Griffith	99.90%	0.10%

As a result, the board of directors of the Company now consists of Amir Adnani, Scott Melbye, Vina Patel, Neil Gregson and John Griffith. Mr. Griffith, who was recently appointed to the board, stood for election at the Meeting to replace David Neuburger who did not stand for re-election in order to focus on other commitments. The Company wishes to thank Mr. Neuburger for his contributions as a director and wishes him the best in his future endeavours.

Shareholders also approved the appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as the Company’s auditor for the ensuing year and the authorization of the board to fix the auditor’s remuneration.

A total of 39,094,119 common shares of the Company were voted at the Meeting, representing 47.06% of the votes attached to all outstanding common shares. Detailed voting results for the Meeting are available on SEDAR at www.sedar.com.

About Uranium Royalty Corp.

Uranium Royalty Corp. (URC) is the world’s only uranium-focused royalty and streaming company and the only pure-play uranium listed company on the Nasdaq. URC provides investors with uranium commodity price exposure through strategic acquisitions in uranium interests, including royalties, streams, debt and equity in uranium companies, as well as through holdings of physical uranium. The Company is well positioned as a capital provider to an industry needing massive investments in global productive capacity to meet the growing need for uranium as fuel for carbon-free nuclear energy. URC has deep industry knowledge and expertise to identify and evaluate investment opportunities in the uranium industry. The Company's management and the Board include individuals with decades of combined experience in the uranium and nuclear energy sectors, including specific expertise in mine finance, project identification and evaluation, mine development and uranium sales and trading.

Contact:

Scott Melbye – Chief Executive Officer

Phone: +1 (952) 303-1778

Email: smelbye@uraniumroyalty.com

Corporate Office:

1030 West Georgia Street, Suite 1830,

Vancouver, BC, V6E 2Y3

Toll Free: 1.855.396.8222

Phone: 604.396.8222

Email: info@uraniumroyalty.com

Website: www.UraniumRoyalty.com